Exhibit 12.1

LAZARD LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)(b)

The following table sets forth the ratio of earnings to fixed charges for Lazard Ltd and its subsidiaries on a consolidated basis.

	Nine Months Ended September 30, 2009		Year Ended December 31,
			2008		2007	2006	2005	2004
			(dollars in thousands)
Operating income from continuing operations	$39,342		$25,140		$418,295	$327,209	$342,362	$367,824
Add—Fixed charges	95,813		160,154		155,374	119,606	94,651	55,327

Operating income from continuing operations before fixed charges	$135,155		$185,294		$573,669	$446,815	$437,013	$423,151

Fixed Charges:
Interest (c)	$81,124		$139,899		$137,110	$104,254	$78,365	$39,551
Other (d)	14,689		20,255		18,264	15,352	16,286	15,776

Total fixed charges	$95,813		$160,154		$155,374	$119,606	$94,651	$55,327

Ratio of earnings to fixed charges (e)	1.41	(f)	1.16	(g)	3.69	3.74	4.62	7.65

(a)	Data presented relates to the Company’s continuing operations.

(b)	For purposes of computing the ratio of earnings to fixed charges:

•

earnings for the nine month period ended September 30, 2009 and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 represent income from continuing operations before income taxes, and, for periods prior to May 10, 2005, the date of Lazard Ltd’s equity public offering, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges, and

•	fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

(c)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(d)	Other fixed charges consist of the interest factor in rentals.

(e)	The results of operations for periods until Lazard Ltd’s equity public offering and the financing transactions on May 10, 2005 are not comparable to results of operations for subsequent periods as described below.

•

payment for services rendered by Lazard Ltd’s managing directors, which, as a result of Lazard Ltd operating as a limited liability company, historically had been accounted for as distributions from members’ capital, or in some cases as noncontrolling interests, rather than as compensation and benefits expense. As a result, Lazard Ltd’s operating income historically has not reflected payments for services rendered by its managing directors. For periods subsequent to the consummation of the equity public offering, the consolidated financial statements of Lazard Ltd include all payments for services rendered by its managing directors in compensation and benefits expense;

•	the use of proceeds from the financing transactions; and

•	the net incremental expense related to the financing transactions.

(f)	Operating income for the nine month period ended September 30, 2009 is presented after giving effect to a restructuring expense of $62,550 in the first quarter of 2009 (see Note 15 of Notes to Condensed Consolidated Financial Statements). Excluding the impact of such expense, the ratio of earnings to fixed charges would have been 2.06.

(g)	Operating income for 2008 is presented after giving effect to a charge of $199,550 relating to the LAM Merger in the third quarter (see Note 7 of Notes to Condensed Consolidated Financial Statements). Excluding the impact of such charge, the ratio of earnings to fixed charges would have been 2.40.